Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, MN 55416

June 10, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:              Mellissa Campbell Duru

Re: Granite City Food & Brewery Ltd.
Schedule TO-I
Filed on May 25, 2011
File No. 005-59089

Ladies and Gentlemen:

This Amendment No. 2 to Schedule TO-I is being filed pursuant to an oral comment provided by Ms. Mellissa Campbell Duru on June 7, 2011 requesting that the Company present ratios of earnings to fixed charges in its summary financial information.  If you require any additional information or have any questions, please call me at (952) 215-0676.

Very truly yours,

Granite City Food & Brewery Ltd.

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

cc:                                 Robert J. Doran
Avron L. Gordon, Esq.
Brett D. Anderson, Esq.